Filed by Southern Union Company

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Southern Union Company

Commission File No. 333-175461

On November 21, 2011, Southern Union Company issued the following press release concerning proxy advisory firm recommendations with respect to the merger transaction to be considered at its December 9, 2011 Special  Meeting of Stockholders.

Leading Independent Advisory Firms Institutional Shareholder Services and Egan-Jones Proxy Services Recommend Stockholders Vote FOR Proposed Merger

Stockholder Vote Friday December 9, 2011

HOUSTON, TEXAS — November 21, 2011 — Southern Union Company (NYSE:SUG) is pleased to announce that two leading independent advisory firms, Institutional Shareholder Services (ISS) and Egan-Jones Proxy Services (Egan-Jones), have recommended that Southern Union stockholders vote in favor of the proposed acquisition by Energy Transfer Equity, L.P. (NYSE: ETE).  In recommending that the transaction be approved, ISS noted that the consideration to be received by stockholders “is significantly higher than Southern Union’s all-time high trading price prior to the initial announcement of the merger.”  Egan-Jones noted that the proposed acquisition is a “desirable approach in maximizing shareholder value.”

Southern Union is also writing today to stockholders reminding them to vote on its proposed acquisition by ETE at the special meeting of Southern Union stockholders to be held at 11:00 a.m. Eastern Time on Friday, December 9, 2011.  Stockholders of record of shares of Southern Union common stock at the close of business on October 11, 2011, whether or not they attend the meeting, are entitled and urged to vote at this special meeting.

Southern Union stockholders may vote their shares by completing, signing, dating and returning the proxy card; using the toll-free telephone number shown on the proxy card; or using the internet website shown on the proxy card.  Stockholders that hold Southern Union common stock through a bank or broker should follow the voting instructions provided by their bank or broker.

Southern Union stockholders who have questions about the merger or other matters to be voted on at the special meeting, or would like additional copies of the proxy statement/prospectus or additional proxy cards, may contact Southern Union’s proxy solicitor at the telephone numbers listed below.

Innisfree M&A Incorporated
Stockholders may call toll-free at (877) 825-8906.
Banks and brokers may call collect at (212) 750-5833.

Southern Union Company (NYSE:SUG), headquartered in Houston, is one of the nation’s leading diversified natural gas companies, engaged primarily in the transportation, storage, gathering, processing and distribution of natural gas. The company owns and operates one of the nation’s largest natural gas pipeline systems with more than 20,000 miles of gathering and transportation pipelines and one of North America’s largest liquefied natural gas import terminals, along with serving more than half a million natural gas end-user customers in Missouri and Massachusetts. For further information, visit www.sug.com.

Forward-Looking Statements
This press release may include certain statements concerning expectations for the future, including statements regarding the anticipated benefits and other aspects of the proposed transaction described above, that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond the control of the management teams of ETE or SUG. Among those is the risk that conditions to closing the transaction are not met or that the anticipated benefits from the proposed transaction cannot be fully realized. An extensive list of factors that can affect future results are discussed in the reports filed with the Securities and Exchange Commission (the “SEC”) by ETE and SUG.  Neither ETE nor SUG undertakes any obligation to update or revise any forward-looking statement to reflect new information or events.

Additional Information
In connection with the transaction, ETE and SUG have filed certain documents, including a proxy statement / prospectus, with the SEC. Investors and security holders are urged to carefully read the definitive proxy statement/prospectus filed with the SEC because it contains important information regarding ETE, SUG and the transaction.

The definitive proxy statement/prospectus has been sent to stockholders of SUG seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by ETE and SUG with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement/prospectus and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement/prospectus and such other documents relating to SUG may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, or from SUG’s website, www.sug.com. Investors and security holders are urged to carefully read the proxy statement / prospectus and such other documents filed with the SEC because the materials contain important information regarding ETE, SUG and the transaction.

ETE, SUG and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation is set forth in the definitive proxy statement/prospectus.

The information contained in this press release is available on the SUG web site at www.sug.com.

Southern Union Company

Investors:
Richard N. Marshall
(713) 989-2000

Media:
John P. Barnett
(713) 989-7556